SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

NeighborCare, Inc.

(Name of Subject Company)

NeighborCare, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.02 Per Share
(including the Associated Series B Junior
Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

64015Y-10-4
(CUSIP Number of Class of Securities)

John F. Gaither, Esq.
Senior Vice President, General Counsel and Secretary
NeighborCare, Inc.
601 East Pratt Street, 3rd Floor
Baltimore, MD 21202
(410) 528-7404
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The purpose of this amendment is to amend and supplement Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NeighborCare, Inc., a Pennsylvania corporation, on June 14, 2004, and to add an additional Exhibit and revise the Exhibit Index accordingly.

Item 9. Exhibits.

Exhibit No.	Description
(a)(6)	Slide Presentation for June 14, 2004 Conference Call

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEIGHBORCARE, INC.

By:	/s/ John F. Gaither, Jr.

John F. Gaither, Jr.
Senior Vice President,
General Counsel and Secretary

Dated: June 14, 2004

INDEX OF EXHIBITS

Exhibit No.	Description
(a)(6)	Slide Presentation for June 14, 2004 Conference Call